

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Brian M. Bonnell
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

> **Re: ICU Medical, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Response Dated November 27, 2023**
> **File No. 001-34634**

Dear Brian M. Bonnell:

     We have reviewed your November 27, 2023 response to our comment letter and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 25, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2022

Consolidated Financial Statements
Note 1. Revenue Recognition, page 73

1.   We have reviewed your proposed revised disclosure and response to prior comment 1, and we do not see in the proposed disclosure the judgments made in the application of ASC 606. Please revise your disclosure to identify and explain the judgments and changes in judgments made in applying ASC 606, and also provide the related qualitative and quantitative information, to more fully address the disclosure requirements of ASC 606-10-50-1(b), 50-17(b), and 50-20(a). Alternatively, describe to us the reasons why further disclosure is not necessary. Please provide us the calculations used to determine variable consideration for the periods presented so that we are able to better understand your application of the ASC 606 disclosure requirements.

Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services